UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

INTERCEPT PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45845P108

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP IV LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Geoffrey W. Levin, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY  10281
Telephone:  (212) 504-6000

October 16, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 45845P108
1	NAME OF REPORTING PERSON OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,150,634
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,150,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,150,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.67%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

* All percentage calculations set forth herein assume that there are 15,733,483 shares of Common Stock outstanding, based on information provided by Intercept Pharmaceuticals, Inc.

CUSIP No. 45845P108
1	NAME OF REPORTING PERSON OrbiMed Capital GP IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,150,634
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,150,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,150,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.67%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

* All percentage calculations set forth herein assume that there are 15,733,483 shares of Common Stock outstanding, based on information provided by Intercept Pharmaceuticals, Inc.

CUSIP No. 45845P108
1	NAME OF REPORTING PERSON Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,150,634
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,150,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,150,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.67%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

* All percentage calculations set forth herein assume that there are 15,733,483 shares of Common Stock outstanding, based on information provided by Intercept Pharmaceuticals, Inc.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock (the “Common Stock”) of Intercept Pharmaceuticals, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”), with its principal executive offices located at 18 Desbrosses Street, New York, New York 10013.  The Common Stock is listed on the NASDAQ National Market under the ticker symbol “ICPT.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)               This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP IV LLC (“GP IV”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)               Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP IV, which is the sole general partner of OrbiMed Private Investments IV, LP (“OPI IV”), which holds shares of Common Stock of the Issuer (“Shares”), as more particularly described in Item 6 below.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP IV has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, owns a controlling interest in Advisors.

The directors and executive officers of Advisors and GP IV are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)               During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)               Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On August 9, 2012, GP IV LLC, pursuant to its authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to acquire 10,500,000 shares of the Issuer’s Series C Preferred Stock pursuant to a Series C Convertible Preferred Stock Purchase Agreement (the “Securities Purchase Agreement”) entered into with the Issuer on August 9, 2012.  Such authority is exercised through Advisors, as the sole managing member of GP IV, which is the sole general partner of OPI IV.  The descriptions of the Securities Purchase Agreement contained elsewhere in this Statement are incorporated herein by reference, and are qualified in their entirety by the full text of the Securities Purchase Agreement, which is included as Exhibit 2 to this Statement.

On October 10, 2012, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer (SEC File No. 333-183706) in connection with its initial public offering of 5,000,000 shares of Common Stock was declared effective.  The closing of the offering took place on October 16, 2012, and at such closing (i) all 10,500,000 shares of Series C Preferred Stock held by OPI IV were automatically converted, without the payment of additional consideration, into 1,817,300 shares of Common Stock at a conversion rate of 1 share of Common Stock for every 5.7778 shares of Series C Preferred Stock, pursuant to a conversion calculation specified in the Issuer’s Restated Certificate of Incorporation, as amended, based on the initial purchase price and the conversion rate in effect at the time of conversion, and (ii) Advisors and GP IV, pursuant to their authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6, below, caused OPI IV to purchase 333,334 shares of Common Stock at the initial public offering price of $15.00 per share.

The source of funds for such purchases was the working capital of OPI IV and capital contributions made to OPI IV by its partners.

Item 4.	Purpose of Transaction

This Statement relates to the acquisition of the Shares by the Reporting Persons.  The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)               As of the date of this filing, Advisors, GP IV and Isaly may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 3.  Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 13.67% of the issued and outstanding shares of the Common Stock.  Advisors, pursuant to its authority as the sole managing member of GP IV, the sole general partner of OPI IV, may be deemed to indirectly beneficially own the Shares held by OPI IV.   GP IV, pursuant to its authority as the general partner of OPI IV, may be deemed to indirectly beneficially own the Shares held by OPI IV.  Isaly pursuant to his authority as the managing member of, and owner of a controlling interest in Advisors pursuant to its limited liability company agreement, may be deemed to also indirectly beneficially own the Shares attributable to Advisors.  As a result, Isaly, Advisors and GP IV share the power to direct the vote and to direct the disposition of the Shares described in Item 3.

(c)               Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)               Not applicable.

(e)               Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5, GP IV is the sole general partner of OPI IV, pursuant to the terms of the limited partnership agreement of OPI IV. Advisors is the sole managing member of GP IV, pursuant to the terms of the limited liability company agreement of GP IV.  Pursuant to these agreements and relationships, Advisors and GP IV have discretionary investment management authority with respect to the assets of OPI IV.  Such authority includes the power of GP IV to vote and otherwise dispose of securities purchased by OPI IV.  The number of outstanding Shares attributable to OPI IV is 2,150,634 Shares.  Advisors may be considered to hold indirectly 2,150,634 Shares, and GP IV may be considered to hold indirectly 2,150,634 Shares.

As of August 9, 2012, Jonathan T. Silverstein (“Silverstein”), a member of Advisors, and Dr. Klaus R. Veitinger, a Venture Partner at Advisors, were appointed to the Board of Directors of the Issuer, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Silverstein may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Silverstein is obligated to transfer any shares of Common Stock issued under any such stock options or other awards to the Reporting Persons, which will distribute such shares to OPI IV.

Stockholders Agreement

OPI IV has certain rights under the terms of a Third Amended and Restated Stockholders Agreement, dated as of August 9, 2012 (the “Stockholders Agreement”), to require the Issuer to file registration statements with respect to the Shares under the Securities Act of 1933, as amended (the “Securities Act”), subject to certain limitations and restrictions set forth therein.

Subject to the terms of the Stockholders Agreement, certain holders of shares of Common Stock who are parties to the Stockholders Agreement (including the Reporting Persons) can demand that the Issuer file a registration statement or request that their shares of Common Stock be covered by a registration statement that the Issuer is otherwise filing.

After the expiration of the 180-day period following the completion of the Issuer’s initial public offering (as may be extended under certain circumstances), certain holders of the Common Stock identified in the Stockholders Agreement (including the Reporting Persons, the “Major Holders”) will be entitled to certain demand registration rights. If holders of at least 30% of the shares of Common Stock covered by the registration rights (the “Registrable Securities”) request a registration of securities with an aggregate value of at least $25,000,000, the Issuer may be required to register such Registrable Securities.

After the expiration of a 180-day period following the completion of the Issuer’s initial public offering (as may be extended under certain circumstances), in the event that the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other stockholders, the Major Holders, including the Reporting Persons, and certain other parties to the Stockholders Agreement will be entitled to certain “piggyback” registration rights allowing the holders to include their shares of Common Stock in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to a registration related to the shares of Common Stock issuable under employee benefit plans and in certain other circumstances, the holders of the Registrable Securities are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares of Common Stock included in the registration, to include their shares of Common Stock in the registration.

After the expiration of a 180-day period following the completion of the Issuer’s initial public offering (as may be extended under certain circumstances), the Major Holders, including the Reporting Persons, will be entitled to certain Form S-3 registration rights if the Issuer is eligible to file a registration statement on Form S-3. As a result, holders owning a certain percentage of the Common Stock and certain other identified holders will have the right to demand that the Issuer file a registration statement on Form S-3 so long as the aggregate value of the securities to be sold under the registration statement on Form S-3 is at least $5,000,000, subject to specified exceptions.

Pursuant to the Stockholders Agreement and subject to certain limitations, the Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the Stockholders Agreement.

The Stockholders Agreement also contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

The registration rights under the Stockholders Agreement shall terminate upon the earlier of: (i) when all of the Registrable Securities could be sold pursuant to a registration statement or Rule 144 under the Securities Act; (ii) the sale of all or substantially all of the assets or business of the Issuer, by merger, sale of assets or otherwise, and (iii) October 16, 2015.

Lock-up Letter Agreements

OPI IV and Silverstein, along with the Issuer and the Issuer’s officers, other directors, warrant holders and option holders, have agreed, subject to certain exceptions, that for a period of 180 days from the date of the Issuer’s prospectus relating to its initial public offering, they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-Up Securities, or file or cause to be filed any registration statement in connection therewith, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

Merrill Lynch in its sole discretion, may release any of the securities subject to these lock-up agreements at any time. Notwithstanding the foregoing, and only to the extent that the rules of the Financial Industry Regulatory Authority, Inc. relating to such extensions (or any successor rules thereto) remain in effect, if: (i) during the last 17 days of the initial 180-day lock-up period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or (ii) prior to the expiration of the initial 180-day lock-up period, the Issuer announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the initial 180-day lock-up period, the restrictions imposed by the lock-up agreement will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merrill Lynch waives, in writing, such extension.

The foregoing description of the terms of the Stockholders Agreement and the Lock-up Letter Agreements is intended as a summary only and is qualified in its entirety by reference to the Stockholders Agreement and Form of Lock-up Letter Agreements, which are filed as exhibits to this Statement and incorporated by reference herein.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly.
2.
Series C Convertible Preferred Stock Purchase Agreement by and among the Issuer and the other persons and entities party thereto, dated as of August 9, 2012 (Incorporated by reference to Exhibit No. 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-183706) (the “Registration Statement”), filed with the SEC on September 27, 2012).

3.
Third Amended and Restated Stockholders Agreement by and among the Issuer and the other persons and entities party thereto, dated as of August 9, 2012 (Incorporated by reference to Exhibit No. 10.18 to the Issuer’s Registration Statement, filed with the SEC on September 27, 2012).

4	Form of Lock-up Letter Agreement (Incorporated by reference to Exhibit No. 1.1 to the Issuer’s Registration Statement, filed with the SEC on September 27, 2012)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2012
OrbiMed Advisors LLC a Delaware Limited Liability Company

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP IV LLC a Delaware Limited Liability Company

By:	OrbiMed Advisors LLC a Delaware Limited Liability Company and its Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Michael B. Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP IV LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly.
2.
Series C Convertible Preferred Stock Purchase Agreement by and among the Issuer and the other persons and entities party thereto, dated as of August 9, 2012 (Incorporated by reference to Exhibit No. 4.2 to the Issuer’s Registration Statement, filed with the SEC on September 27, 2012).

3.
Third Amended and Restated Stockholders Agreement by and among the Issuer and the other persons and entities party thereto, dated as of August 9, 2012 (Incorporated by reference to Exhibit No. 10.18 to the Issuer’s Registration Statement, filed with the SEC on September 27, 2012).

4.	Form of Lock-up Letter Agreement (Incorporated by reference to Exhibit No. 1.1 to the Issuer’s Registration Statement, filed with the SEC on September 27, 2012)